Exhibit 99.1

Atlantica Yield Acquires a New Wind Plant

December 14, 2018 – Atlantica Yield plc (NASDAQ: AY) (“Atlantica”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environmental sectors, announced today the closing of the acquisition of Melowind, a 50 MW on-shore wind plant in Uruguay, from Enel Green Power S.p.A. This transaction consolidates Atlantica’s position in the wind and renewable energy markets.

Acquisition Details:

•	50 MW operating, utility-scale onshore wind plant located in Cerro Largo, approximately 200 miles from Montevideo.

•	The asset has been in operation since 2015 and has a 20-year US$-denominated power purchase agreement (“PPA”) in place for 100% of the electricity produced.

•	The off-taker is the state-owned power company UTE, which has an investment grade credit rating.

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The equity value,which was paid using corporate cash, amounted to approximately $45 million. Additionally, the acquisition has been partially financed with the proceeds of a project financing from Santander.

•	With this acquisition, Atlantica increases its market share in the wind market in Uruguay, where it now owns 150 MW.

Santiago Seage, CEO of Atlantica Yield, commented: “Melowind fits our strategy, brings a long contract with an offtaker with whom we already work and is a very complementary asset that we expect will have clear synergies with our existing wind portfolio.”

In addition, Atlantica has also reached a preliminary agreement with Algonquin Power and Utilities Corp. (“Algonquin”) to co-invest in Sugar Creek. Sugar Creek is a 200 MW wind plant in Illinois, with construction expected to begin in the first half of 2019 and end in 2020. This future acquisition will be the first drop-down from Algonquin, the new strategic partner of Atlantica Yield.

The two assets combined are expected to generate a five-year average CAFD yield1 higher than 10%.

1 For the purposes of the announced transaction, CAFD yield is the annual weighted average Cash Available For Distribution expected to be generated by the investments over their first five-year period from 2019, or from COD for the asset which is not yet in operation, divided by the expected acquisition price.

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Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements and include, but are not limited to: the ability to complete construction of any construction projects and transition them into financially successful operating projects; our ability to consummate and complete acquisitions; the potential to engage in and consummate future investments; fluctuations in supply, demand, prices and other conditions for our services; our power and water generation, projections thereof and factors affecting production including wind, sun and other conditions, other weather conditions, availability and curtailment; changes in law; CAFD Yield from acquisitions; and our ability to keep pace with and take advantage of new technologies. We do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

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Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2017 filed on Form 20-F, for a more complete discussion of the factors that could affect us.

Important risks, uncertainties and other factors that could cause these differences include, but are not limited to: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy, decreases in government expenditure budgets, reductions in government subsidies or other adverse changes in laws and regulations affecting our businesses and growth plan, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period; our ability to acquire solar projects due to the potential increase of the cost of solar panels; political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, under the AAGES ROFO Agreement, the Abengoa ROFO Agreement or otherwise, from third parties or from potential new partners, including as a result of not being able to find acquisition opportunities on favorable terms or at all. Our ability to close acquisitions under our ROFO agreements with AAGES, Algonquin, Abengoa and others due to, among other things, not being offered assets that fit our portfolio, not reaching agreements on prices or, in the case of the Abengoa ROFO Agreement, the risk of Abengoa selling assets before they reach COD; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO agreements with AAGES, Algonquin or Abengoa; failure to close acquisitions recently announced; failure to meet our estimated returns and cash available for distribution estimations in acquisitions recently announced; failure of recently built assets to perform as expected, including acquisitions recently announced of assets which are currently under construction; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to enter into new offtaker agreements or replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings, including claims due to Abengoa’s restructuring process; reputational risk, including potential damage caused to us by Abengoa’s reputation; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; risk that the 16.5% Share Sale will not be completed; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to electricity market conditions which can impact revenue from our renewable energy; changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, including Solana and Kaxu; failure to receive dividends from all project and investments, including Solana and Kaxu; failure or delay to reach the “flip-date” by Liberty Interactive Corporation in its tax equity investment in Solana; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our efficient natural gas power generation facilities; deterioration in Abengoa’s financial condition or negative impact potentially caused by Abengoa’s financial plan announced on September 30, 2018; Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants or payment obligations under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees; failure of Abengoa to maintain its obligations and production guarantees, pursuant to EPC contracts; changes in our tax position and greater than expected tax liability, including in Spain; conflicts of interest which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with our current largest shareholder; the divergence of interest between us and Abengoa, due to Abengoa’s sale of our shares; potential negative tax implications from being deemed to undergo an “ownership change” under section 382 of the Internal Revenue Code, including limitations on our ability to use U.S. NOLs to offset future income tax liability; negative implications from a potential change of control; negative implications of U.S. federal income tax reform; technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; failure to collect insurance proceeds in the expected amounts; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2017 filed on Form 20-F.

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Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.

The CAFD yield and other guidance included in this press release are estimates as of March 7, 2018. These estimates are based on assumptions believed to be reasonable as of that date, when Atlantica Yield published its FY 2017 Financial Results. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.

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Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We define Cash Available For Distribution as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses. Management believes cash available for distribution is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors.

We believe Cash Available For Distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, cash available for distribution is used by our management team for determining future acquisitions and managing our growth.

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

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Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

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